UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1)116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1)  116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 199,289,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 199,289,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 199,289,200 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 63.1% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 139,289,200 shares of Common Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Report Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 199,289,200 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 109,609,060 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2016, as amended on July 11, 2016, September 9, 2016, April 3, 2017, January 2, 2018, February 23, 2018, May 8, 2018, July 2, 2018, July 2, 2019, September 23, 2020 and January 6, 2021 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”), formerly known as Accretive Health, Inc. Initially capitalized terms used in this Amendment No. 11 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Statement remain unchanged.

ITEM 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Completion of Preferred Stock Transaction

On January 15, 2021 the Preferred Stock Transaction closed, whereby the Partnership converted 294,266 shares of Series A Preferred Stock in exchange for 117,706,400 shares of Common Stock into which the Series A Preferred Stock are convertible pursuant to the Series A COD and, in consideration thereof, the Issuer (i) issued to the Partnership 21,582,800 additional shares of Common Stock and (ii) paid the Partnership $105,000,000 in cash.

Amendment to the Investor Rights Agreement

In connection with the Preferred Stock Agreement, on January 15, 2021 the Issuer entered into an amendment to the Investor Rights Agreement (the “Investor Rights Agreement Amendment”). The Investor Rights Agreement Amendment modified certain special approval rights of the Partnership with respect to certain actions taken by the Issuer. Except as modified by the Investor Rights Agreement Amendment, the Investor Rights Agreement and all the covenants, agreements, terms, provisions and conditions thereof remain unchanged and in full force and effect.

The Investor Rights Agreement Amendment is filed as Exhibit 7.13 to this Statement and the foregoing summary of the Investor Rights Agreement Amendment is qualified in its entirety by reference to Exhibit 7.13.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 199,289,200 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 199,289,200 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 89,680,140 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 109,609,060 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.  Material to Be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit
7.13	Amendment to the Investor Rights Agreement, dated January 15, 2021, by and among the Partnership and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2021

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: President and Chief Executive Officer, Ascension Capital, LLC (authorized signatory)

[Signature Page to 13D Amendment]